The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

DOUGLAS H. YAEGER
  CHAIRMAN OF THE BOARD
                  PRESIDENT
                       AND
 CHIEF EXECUTIVE OFFICER

September 3, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:           Laclede Group, Inc.
Form 10-K fiscal year end September 30, 2008
Filed November 21, 2008
Proxy Statement on Schedule 14A
Filed December 22, 2008
File No. 001-16681

Dear Mr. Owings:

The following is in response to your letter dated August 20, 2009 to me regarding the above-captioned filings of The Laclede Group, Inc.

Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
Long-term incentives, page 21
Equity Incentive Plan, page 21

1.
We note your response to comment two of our letter dated June 23, 2009.  We disagree with your request for confidential treatment in part because some of the strategic metrics you utilize are for periods that have already lapsed, such as the 2008 metrics and, by the time this comment is applied to your reports, the 2009 metrics.  Please confirm that you will disclose the 2008 and 2009 metrics in future filings.

Response:  The performance contingent restricted stock (PCRS) with the performance period of 2008 – 2010 uses earnings per share and dividend growth metrics, both of which are based on three-year measurement periods and do not include individual fiscal year metrics.  In future filings, the Company will report relative to any lapsed periods (i.e., 2008 and 2009) that fall within the three-year performance measurement period.  An example of this disclosure is provided below (note:  as used in this letter, new text is in italics).

Long-term Incentives
Equity Incentive Plan

The performance criteria for the PCRS awarded in fiscal year 2008 are cumulative three-year average earnings per share growth over fiscal years 2008 – 2010 and dividend growth metrics that are weighted at 70% and 30%, respectively.  Performance under the cumulative average earnings per share growth metric is measured by adding the earnings per share for each of the three fiscal years in the performance period and dividing that sum by three.  Earnings per share in fiscal year 2008 were $3.60 and in 2009 were $x.xx.  Earnings per share for fiscal year 2010 will be added to the 2008 and 2009 earnings per share amounts for calculating the three-year average earnings per share to determine if performance at any level has been achieved.  Performance under the dividend growth metric is determined using the annualized dividend at the end of fiscal year 2010.  The annualized dividend was $1.46 per share at the end of fiscal year 2007 and grew to $1.50 per share at the end of fiscal year 2008 and $1.54 per share at the end of fiscal year 2009.  However, the annualized dividend at the end of fiscal year 2010 will determine if performance at any level has been achieved.

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated August 20, 2009, but if any items require clarification, please contact me at 314-342-0510 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,
/s/Douglas H. Yaeger

cc:           Ronald E. Alper
Mara Ransom